As filed with the Securities and Exchange Commission on June 23, 2005.

                                                                                                     Registration No. 333-105981

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

TV AZTECA, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-795125_1

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement is filed pursuant to Rule 478 under the Securities Act of 1933 solely to correct a typographical error in the name of the Authorized Representative in the United States of TV Azteca, S.A. de C.V. that signed Post-Effective Amendment No. 1 to the Registration Statement

- # -

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 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  June 22, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for CPOs representing financial interests in, and limited voting rights with respect to, Series A Shares, Series D-A Shares and Series D-L Shares, of TV Azteca, S.A. de C.V.

By:

The Bank of New York,

As Depositary

By:  /s/ Vincent J. Cahill, Jr.

        Vincent J. Cahill, Jr.

        Vice President

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Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 to the Registration Statement was signed by the following person in the capacity indicated on June 14, 2005.

/s/ Greg Lavelle

Authorized Representative in the United States

Greg Lavelle

Puglisi & Associates

192688_3